FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results

2.	Nomura Announces Year-end Dividend Payment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 27, 2012	By:	/s/ Minoru Hatada
Minoru Hatada
Senior Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Solid finish to year: Net revenue of Y499bn, up 23% QoQ and 67% YoY; Pretax income of Y60.8bn, up 76% QoQ and 62% YoY; Net income of Y22.1bn, up 24% QoQ and 86% YoY

•	Retail reported higher quarterly sales as improved market conditions led to higher risk appetite among retail investors

•	Asset Management reported a Y2trn rise in assets under management

•	In Wholesale, EMEA revenues at highest level in four quarters and the Americas recorded strongest quarterly revenues since April 2009; Global Markets reported best revenues in six quarters

•	Robust financial position with total capital ratio of 16.4% and Tier 1 capital ratio of 14.1% under Basel 2.5

Tokyo, April 27, 2012—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2012.

Net revenue for the fourth quarter was 499 billion yen (US$6.1 billion)1, a 23 percent increase on the previous quarter and 67 percent higher than the same quarter last year. Income before income taxes was 60.8 billion yen (US$737 million), up 76 percent quarter on quarter and 62 percent year on year. Net income attributable to Nomura Holdings shareholders was 22.1 billion yen (US$268 million), an increase of 24 percent over the third quarter and 86 percent compared to the fourth quarter last year.

For the full year period, Nomura reported net revenue of 1.5 trillion yen (US$18.6 billion), income before income taxes of 85 billion yen (US$1 billion), and net income attributable to Nomura Holdings shareholders of 11.6 billion yen (US$141 million).

“We reported a solid fourth quarter with revenues and pretax income up both quarter on quarter and year on year. All businesses remained profitable on a pretax basis,” said Kenichi Watanabe, Nomura’s Group CEO.

“Retail continued to diversify its product offering during the quarter, generating significantly higher pretax income. Asset Management saw growth in its overall assets under management and continued to deliver stable earnings. Wholesale was profitable at the pretax level driven by robust trading revenues and high-profile cross-border deals,” added Watanabe.

“We were also profitable on a full year basis as a rebound in business in the second half offset a challenging second quarter marked by the eurozone debt crisis. Our $1.2 billion cost reduction program is progressing as planned and we continue to reduce risk assets and strengthen our risk management to position the firm for the new regulatory environment.

“Looking ahead, we are committed to maintaining our robust financial position and abundant liquidity portfolio while serving our clients as Asia’s global investment bank.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 82.41 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2012. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2011/12 Q4	QoQ	YoY
Net revenue	Y92.4bn	+16%	-4%
Income before income taxes	Y20.3bn	+101%	+15%

Retail reported fourth quarter net revenue of 92.4 billion yen, an increase of 16 percent from the prior quarter and 4 percent decline compared to the same quarter last year. Income before income taxes jumped 101 percent sequentially and rose 15 percent year on year to 20.3 billion yen.

The quarterly revenue growth was driven by stronger sales of equities and stock investment trusts as improved market conditions led to higher risk appetite among retail investors in Japan. Retail also reported its eighth consecutive quarter of net asset inflows driven by a more diversified product offering and its consulting based sales approach.

Asset Management

	FY2011/12 Q4	QoQ	YoY
Net revenue	Y15.7bn	+3%	-9%
Income before income taxes	Y4.1bn	-3%	-34%

Asset Management net revenue grew 3 percent quarter on quarter and declined 9 percent year on year to 15.7 billion yen. Income before income taxes was 4.1 billion yen, a decline of 3 percent from the prior quarter and 34 percent over the same period last year.

In the investment trust business, assets under management in newly launched funds increased markedly as investors showed support for Nomura’s push to enhance its product development capabilities and diversify its investment strategies. Nomura also reported a steady rise in assets under management in the bank distribution channel as well as an increase in the number of financial institutions that distribute its products.

In the investment advisory business, internationally Nomura continued to see inflows from sovereign wealth funds and pension funds into Japan and Asia equities and global bonds. In Japan, Nomura won a mandate from a major pension fund for Japanese equities and increased client assets.

Wholesale

	FY2011/12 Q4	QoQ	YoY
Net revenue	Y159.2bn	-10%	-15%
Income before income taxes	Y12.5bn	-67%	-57%

Wholesale reported fourth quarter net revenue of 159.2 billion yen, a decline of 10 percent from the previous quarter and 15 percent compared to the same quarter last year. Income before income taxes was down 67 percent quarter on quarter and 57 percent year on year.

Global Markets reported its best revenues in six quarters driven by higher trading revenues and a strong rebound in the international business. Net revenue of 139.3 billion yen represents a 17 percent increase quarter on quarter. Income before income taxes jumped 140 percent to 20.2 billion yen. Fixed Income net revenue increased by 22 percent compared to the third quarter to 86.6 billion yen on the back of strong growth in global Rates and a rebound in revenues from Securitized Products. Equities revenues grew 30 percent quarter on quarter to 51.7 billion yen driven by Japan and AEJ as well as by a rebound in both client revenues and trading revenues.

Investment Banking gross revenue declined 10 percent quarter on quarter to 40.5 billion yen. Revenues from ECM deals increased in both Japan and internationally, and Nomura saw a steady increase in cross-border deals. Nomura continues to focus on growing revenues through closer cross-border collaboration in its M&A, DCM, ECM, and solutions businesses, and across global sectors such as FIG, natural resources and power, and financial sponsors.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of March, Nomura’s total capital ratio was 16.4 percent and its Tier 1 ratio was 14.1 percent under Basel 2.5. Nomura had total assets of 35.7 trillion yen and shareholders’ equity of 2.1 trillion yen. Gross leverage was 16.9 times and net leverage was 10.4 times. All figures are on a preliminary basis.

Dividend

Nomura today also declared a year-end dividend of 2 yen per share to shareholders of record as of March 31, 2012. The dividend will be paid on June 1, 2012. Accordingly, the annual dividend for the year ended March 2012 will total 6 yen per share.

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2012 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Announces Year-end Dividend Payment

Tokyo, April 27, 2012—Nomura Holdings, Inc. today declared a year-end dividend of 2 yen per share to shareholders of record as of March 31, 2012. The dividend will be paid on June 1, 2012. The annual dividend for the year ended March 2012 will total 6 yen per share.

Recent dividends

	Annual Dividend		Q1	Q2		Q3	Q4
2011	JPY	8.0	—	JPY	4.0	—	JPY	4.0
2012	JPY	6.0	—	JPY	4.0	—	JPY	2.0

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.